Amira Nature Foods Ltd

29E, A.U. Tower

Jumeirah Lake Towers

Dubai, United Arab Emirates

October 9, 2012

VIA EDGAR
H. Roger Schwall
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:	Amira Nature Foods Ltd (the “Company”)
Registration Statement on Form F-1
(File No. 333-183612) (the “Registration Statement”)

Dear Mr. Schwall:

On October 9, 2012, the Company and UBS Securities LLC and Deutsche Bank Securities Inc. (UBS Securities LLC and Deutsche Bank Securities Inc., together, the “Representatives”), on their behalf and as representatives of the underwriters of the offering, requested acceleration of the effective date and time of the Registration Statement to Tuesday, October 9, 2012, at 4:00 p.m., or as soon thereafter as practicable.  The Company and the Representatives, on their behalf and as representatives of the underwriters of the offering, hereby withdraw such request until further notice.

[Signature page follows]

Very truly yours,

AMIRA NATURE FOODS LTD

By:	/s/ Karan A. Chanana
Name: Karan A. Chanana
Title: Chief Executive Officer

Acceleration Withdrawal:

333-183612

Very truly yours,

UBS SECURITIES LLC

By:	/s/ Daniel H. Klausner
Name: Daniel H. Klausner
Title: Executive Director

By:	/s/ Rakhee Bhagat
Name: Rakhee Bhagat
Title: Director

DEUTSCHE BANK SECURITIES INC.

By:	/s/ Benjamin Marsh
Name: Benjamin Marsh
Title: Director

By:	/s/ John Reed
Name: John Reed
Title: Director

Acceleration Withdrawal:

333-183612